Exhibit 12.1
Targa Resources Partners LP
Ratio of Earning to Fixed Charges

	Years Ended December 31,
	2009	2008	2007	2006	2005
	(Amounts in millions of dollars)
Pre-tax income (loss) from continuing operations	$55.2	$52.1	$37.7	$(20.2)	$10.4

Fixed charges:
Interest expense and amortization of debt issuance costs	95.4	97.1	99.4	127.1	27.9

Capitalized interest	0.5	0.6	0.6	0.4	—

Operating lease payments	3.6	3.8	4.4	2.3	0.7

Total fixed charges	99.5	101.5	104.4	129.8	28.6

Amortization of capitalized interest	0.1	0.1	—	—	—

Equity earnings in unconsolidated investment	(5.0)	(3.9)	(3.5)	(2.7)	(0.4)

Distributions from unconsolidated investment	5.0	4.7	3.9	2.3	0.4

Capitalized interest	(0.5)	(0.6)	(0.6)	(0.4)	—

Pre-tax income from continuing operations plus fixed charges	$154.3	$153.9	$141.9	$108.8	$39.0

Ratio of earnings to fixed charges	1.6	1.5	1.4	(1)	1.4

Deficiency	$—	$—	$—	$21.0	$—

(1)	For the year ended December 31, 2006, our ratio was less than 1:1. Additional earnings of $21.0 million would have been needed to achieve coverage of 1:1 for the year ended December 31, 2006.